JNL VARIABLE FUND LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

March 31, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

Today's filing for the above registrant, pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, is to designate a new effective date for the March 2, 2010, Post Effective Amendment No. 23.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.